FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August 2009 No. 11

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Amendment to Standby Equity Purchase Agreement

        As reported in our Report on Form 6-K for the month of August 2009 (No. 5), on August 11, 2009, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA Global Master SPV Ltd., or YA Global. The SEPA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $25 million of our ordinary shares over a two-year commitment period on the terms set forth in the SEPA.

        On August 27, 2009 we and YA Global entered into Amendment No. 1 to the SEPA. A copy of Amendment No. 1 to the SEPA is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

        Except as modified by Amendment No.1, the SEPA remains unchanged and in full force and effect.

        This Report is hereby incorporated by reference into our Registration Statement No. 333-148747 on Form F-3, as amended or supplemented, and our other effective registration statements.

EXHIBIT NO.	DESCRIPTION

99.1	Amendment No. 1 to Standby Equity Purchase Agreement by and among Tower Semiconductor Ltd. and YA Global Master SPV Ltd., dated as of August 27, 2009.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2009	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary